Former Singapore Power CFO Joins Board

Chee Keong Yap brings strong finance and Asia-Pacific power experience

SINGAPORE and PORT MORESBY, Papua New Guinea, March 13, 2015 /PRNewswire/ -- InterOil Corporation (NYSE: IOC; POMSoX: IOC) has appointed former Singapore Power Chief Financial Officer Chee Keong Yap to its board.

Mr Yap, 54, who is a director of the Accounting and Corporate Regulatory Authority of Singapore, is also a director of ARA Asset Management Ltd, The Straits Trading Company Limited, and Tiger Airways Holdings Limited, all of which are listed on the Singapore Exchange.

He chairs the audit committee of the non-listed Citibank Singapore Limited. He is the chairman of CityNet Infrastructure Management Pte Ltd and a member of Singapore's Public Accountants Oversight Committee. He sat on the working group of the Corporate Governance Oversight Committee of the Monetary Authority of Singapore.

Mr Yap has had a long career as an executive director, chief financial officer and adviser to Singaporean and Australian firms, including the Straits Trading Company Limited, Singapore Power Limited, SPI (Australia) Assets Pty Ltd and multi-national and Temasek-linked companies.

Mr Yap has an accounting degree from the National University of Singapore and is a fellow of the Institute of Singapore Chartered Accountants, CPA Australia and the Singapore Institute of Directors.

He joins the board immediately, replacing Samuel L. Delcamp who is retiring after three years as a director.

InterOil Chairman Chris Finlayson said Mr Yap had a proven record over many years of value creation across multi-national listed and non-listed companies.

"His experience in executive management, corporate restructuring, mergers and acquisitions, governance and finance will provide InterOil with an additional skill set that will be necessary as we develop our Elk-Antelope LNG project in Papua New Guinea," Mr Finlayson said.

"His knowledge of the Singapore energy market will be particularly helpful as Singapore continues to grow as an important trading hub for LNG in Asia."

Mr Finlayson also paid tribute to Mr Delcamp for his loyal service to the company.

"Sam has provided invaluable advice to the board based on his 40 years of investment experience and we wish him well for his hard-earned retirement," Mr Finlayson said.

About InterOil

InterOil Corporation is an independent oil and gas business with a primary focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province of Papua New Guinea, and exploration licenses covering about 16,000sqkm of the Eastern Papua Basin. The company employs more than 2,000 staff and contractors. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	Singapore	United States
Michael Lynn SVP, Investor Relations	David Wu VP, Investor Relations	Cynthia Black Investor Relations Coordinator
T: +65 6507 0222 E: michael.lynn@interoil.com	T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	Australia
Robert Millhouse VP, Corporate Affairs	John Hurst Cannings Corporate Communications
T: +65 8112 5694 E: robert.millhouse@interoil.com	T: +61 418 708 663 E: jhurst@cannings.net.au

Forward Looking Statements

This media release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the company's annual report for the year ended 31 December 2013 on Form 40-F and its Annual Information Form for the year ended 31 December 2013. In particular, there is no established market for natural gas or gas condensate in Papua New Guinea and no guarantee that gas or gas condensate from the Elk and Antelope fields will ultimately be able to be extracted and sold commercially. Investors are urged to consider closely the disclosure in the company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.